UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Markforged Holding Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

57064N102

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57064N102	13G

1.	NAMES OF REPORTING PERSONS North Bridge Venture Management 7, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 29,126,742 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 29,126,742 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,126,742 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7% (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NBVP 7 (as defined in Item 2(a) of the Original Schedule 13G (as defined in the Introductory Note below)). NBVM 7 (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. NBVM GP (as defined in item 2(a) of the Original Schedule G) is the general partner of NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Excludes 2,633,246 Earnout Shares that will be released from escrow upon certain conditions set forth in the Merger Agreement (as defined in the Original Schedule 13G).
(3)

Based on 198,415,076 shares of Common Stock outstanding as of November 13, 2023, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2023, filed with the United States Securities and Exchange Commission on November 13, 2023 (the “Form 10-Q”).

CUSIP No. 57064N102	13G

1.	NAMES OF REPORTING PERSONS NBVM GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 29,126,742 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 29,126,742 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,126,742 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7% (3)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by NBVP 7 (as defined in Item 2(a) of the Original Schedule 13G). NBVM 7 (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. NBVM GP (as defined in item 2(a) of the Original Schedule 13G) is the general partner of NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Excludes 2,633,246 Earnout Shares that will be release from escrow upon certain conditions set forth in the Merger Agreement.
(3)	Based on 198,415,076 shares of Common Stock outstanding as of November 13, 2023, as reported by the Issuer in the Form 10-Q.

CUSIP No. 57064N102	13G

1.	NAMES OF REPORTING PERSONS North Bridge Venture Partners 7, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 29,126,742 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 29,126,742 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,126,742 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7% (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NBVP 7 (as defined in Item 2(a) of the Original Schedule 13G). NBVM 7 (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. NBVM GP (as defined in item 2(a) of the Original Schedule 13G) is the general partner of NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Excludes 2,633,246 Earnout Shares that will be release from escrow upon certain conditions set forth in the Merger Agreement.
(3)	Based on 198,415,076 shares of Common Stock outstanding as of November 13, 2023, as reported by the Issuer in the Form 10-Q.

CUSIP No. 57064N102	13G

1.	NAMES OF REPORTING PERSONS Edward T. Anderson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 67,873 (1)
	6.	SHARED VOTING POWER 29,126,742 (2)(3)
	7.	SOLE DISPOSITIVE POWER 67,873 (1)
	8.	SHARED DISPOSITIVE POWER 29,126,742 (2)(3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,194,615 (1)(2)(3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7% (4)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of 67,873 shares of Common Stock held directly by Mr. Anderson. Excludes 136,364 restricted stock units (“RSUs”), granted to Edward T. Anderson which are not vested, nor exercisable within 60 days of this Statement.

(2)

Consists of 29,126,742 shares held of record by NBVP 7 (as defined in Item 2(a) of the Original Schedule 13G). NBVM 7 (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. NBVM GP (as defined in item 2(a) of the Original Schedule 13G) is the general partner of NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)	Excludes 2,633,246 Earnout Shares that will be release from escrow upon certain conditions set forth in the Merger Agreement.
(4)	Based on 198,415,076 shares of Common Stock outstanding as of November 13, 2023, as reported by the Issuer in the Form 10-Q.

CUSIP No. 57064N102	13G

1.	NAMES OF REPORTING PERSONS Richard A. D’Amore
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 29,126,742 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 29,126,742 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,126,742 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by NBVP 7 (as defined in Item 2(a) of the Original Schedule 13G). NBVM 7 (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of NBVP 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. NBVM GP (as defined in item 2(a) of the Original Schedule 13G) is the general partner of NBVM 7 and may be deemed to have voting, investment and dispositive power with respect to these securities. Edward T. Anderson and Richard A. D’Amore are the managers of NBVM GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Excludes 2,633,246 Earnout Shares that will be release from escrow upon certain conditions set forth in the Merger Agreement.
(3)	Based on 198,415,076 shares of Common Stock outstanding as of November 13, 2023, as reported by the Issuer in the Form 10-Q.

CUSIP No. 57064N102	13G

Introductory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on July 26, 2021 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

60 Tower Road,

Waltham, MA 02451

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 150 A Street, Suite 102, Needham, MA 02494

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

CUSIP No. 57064N102	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

NORTH BRIDGE VENTURE PARTNERS 7, L.P.

By: North Bridge Venture Management 7, L.P.
Its: General Partner

By: NBVM GP, LLC
Its: General Partner

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Its:	Manager

NORTH BRIDGE VENTURE MANAGEMENT 7, L.P.

By: NBVM GP, LLC
Its: General Partner

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Its:	Manager

NBVM GP, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Its:	Manager

/s/Edward T. Anderson
Name: Edward T. Anderson

/s/Richard A. D’Amore
Name: Richard A. D’Amore